COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this "**Agreement**") is made as of this 4th day of November 2021 (the "**Effective Date**"), by and between Armistice Capital, LLC, ("**Armistice**") and Avalo Therapeutics, Inc., a Delaware corporation (the "**Company**"). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Armistice agree as follows:

1. <u>Board Composition and Related Matters.</u>

(a) The Company agrees that the Company's Board of Directors (the "**Board**") and all applicable committees of the Board shall take all necessary actions to appoint two (2) directors as follows: (i) June Almenoff, as promptly as practicable following the Effective Date, and in any event no later than four (4) business days following the Effective Date and (ii) a second director who shall qualify as "independent" of the Company pursuant to Nasdaq listing standards and otherwise qualified to serve on the Audit Committee of the Board, to be identified pursuant to an ongoing director search process (the "**Second Director**", together with Ms. Almenoff, the "**New Directors**", and each a "**New Director**", and such process of selection and appointment of the Second Director, the "**Director Search Process**"); <u>provided</u>, <u>however</u>, that the Second Director shall be fully independent of and unassociated (directly or indirectly) with Armistice and each of its Affiliates and Associates. The Director Search Process shall be completed in an efficient and expeditious manner with the goal to appoint the Second Director within forty-five (45) days following the Effective Date; <u>provided</u>, <u>however</u>, that the anticipated timeline to appoint the Second Director may be extended if necessary in order to conduct a careful and thorough Director Search Process. The Company further agrees to accept the resignations of (x) Suzanne Bruhn, Ph.D, to be effective upon the appointment of Ms. Almenoff, and (y) Phil Gutry (Dr. Bruhn and Mr. Gutry, collectively, the "**Resigning Directors**"), to be effective upon the date that is the earlier of forty-five (45) days following the Effective Date and the appointment of the Second Director.

(b) The Company agrees that the Board and all applicable committee of the Board shall take all necessary actions to (i) nominate the New Directors for election to the Board at the 2022 annual meeting (including any reschedulings, adjournments, continuations or other meeting held in lieu thereof, the "**2022 Annual Meeting**") and (ii) recommend, support and solicit proxies for the election of the New Directors at the 2022 Annual Meeting in the same manner and with the same efforts as the Board and all applicable committees of the Board recommend, support and solicit proxies for the election of the Company's other director nominees at the 2022 Annual Meeting.

(c) As a condition to the New Directors' appointment to the Board and the subsequent nomination for election to the Board in connection with the 2022 Annual Meeting, each New Director shall agree to participate in the Company's customary procedures for new director candidates, including but not limited to, submitting to a customary background check and providing the Company a fully completed and executed copy of the Company's standard director and officer questionnaire, interviewing with the Board's Nominating and Corporate Governance Committee (the "**NGC**") and such other reasonable and customary director onboarding documentation as required by the Company in connection with their appointment and election as new Board members.

(d)   The Company hereby acknowledges and agrees that effective immediately upon their appointment to the Board as directors of the Company in accordance with Section 1(a), the New Directors shall be eligible for membership on all current committees and any new committee of the Board formed after the Effective Date. Without limiting the foregoing, immediately upon the appointment of Ms. Almenoff to the Board, the Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to (i) appoint Ms. Almenoff to each of the NGC and the Audit Committee, (ii) have Mr. Gutry step down from the NGC and (iii) appoint Magnus Persson, MD, Ph.D as (x) the Chairman of the NGC and (y) the Lead Independent Director of the Board until such time as the newly reconstituted Board determines that another director should serve as Lead Independent Director.

(e)   The Company agrees that the New Directors shall receive (i) the same benefits of director and officer insurance, and any indemnity arrangements available generally to all directors then serving on the Board, (ii) the same compensation for service as a director as the compensation received by other non-employee directors then serving on the Board and as established by the Compensation Committee, subject to any modification of the amount and form of such compensation as hereafter may be determined by the Compensation Committee, and (iii) such other health, welfare and other similar benefits on the same basis as are available to all other non-employee directors then serving on the Board. The parties hereto acknowledge and agree that the Company shall compensate the Resigning Directors for all Board and Committee meetings attended prior to the date of their respective departures from the Board and pay them the full amount of base compensation had each Resigning Director completed his or her full term of service on the Board, accelerate the vesting of the Resigning Directors' outstanding stock options as if each Resigning Director completed his or her full term of service on the Board, and amend all outstanding stock options such that the Resigning Directors will have continuous service with the Company through the second (2nd) anniversary of the effective date of their resignation.

2.   Term and Termination. The terms and conditions of this Agreement are effective as of the Effective Date and shall remain in effect until the date that is immediately following the Company's 2022 Annual Meeting (the "**Termination Date**"); provided, however, that any party (the "**Non-Breaching Party**") may earlier terminate this Agreement if the other party commits a material breach of this Agreement (the "**Breaching Party**") that is not cured within fifteen (15) days after the Breaching Party's receipt of written notice thereof from the Non-Breaching Party or, if impossible to cure within fifteen (15) days, which the Breaching Party has not taken any substantive action to cure within such fifteen (15) day period.

3.   Standstill. Armistice agrees that until the Termination Date, it shall not, and shall cause its Affiliates and Associates and its and their respective principals, directors, general partners, members, officers, employees, and agents and representatives acting on their behalf (collectively, the "**Armistice Affiliates**") not to, directly or indirectly, without the prior express written invitation or authorization by the Board:

(a)   make, engage in or in any way participate in any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission (the "**SEC**"), but without regard to the exclusion set forth in Rule 14a-1(1)(2)(iv) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) of proxies, consents or voting authorizations with respect to the election or removal of directors of the Company or any other matter or proposal in respect of which the Company's stockholders are requested or required to vote on, or become a "participant" (as such term is used in the proxy rules of the SEC) or assist any "participant" in any such solicitation of proxies, consents or voting authorizations from the Company's stockholders;

(b) encourage, influence, induce or advise or assist any Person in so encouraging, influencing, inducing or advising any Person with respect to the giving, revocation or withholding of any proxy, consent or other authorization to vote any shares of the Company's common stock, par value $0.001 per share (the "**Common Stock**") (other than solicitation activity that is consistent with the recommendation of and expressly authorized by the Board in connection with any matter submitted to the Company's stockholders for their consideration and vote);

(c) form, join, encourage, influence, advise, act in concert with or in any way participate in any "group" (as defined pursuant to Section 13(d) of the Exchange Act), with respect to any Voting Securities (as defined below), other than solely with controlled Armistice Affiliates with respect to Voting Securities now or hereafter owned by them;

(d) make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(e) make any request for a stockholder list or for any other Company materials, books or records under Section 220 of the Delaware General Corporation Law, as amended, or other statutory or regulatory provisions providing for stockholder access to stockholder lists or Company books and records;

(f) make any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or causes to be disparaged, the Company, any of the Company's Affiliates, or any of the Company's past, present or future employees, directors, managers or representatives, or take any action that would reasonably be expected to result in any such statement or announcement being publicly made;

(g) enter into any discussions, negotiations, agreements or understandings with any Third Party to take any action that Armistice is prohibited from taking pursuant to this Section 3;

(h) make any request or submit any proposal to amend or waive the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal; or

(i) disclose any intention, plan, commitment or arrangement to do any of the foregoing.

Notwithstanding anything in this Section 3 or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict Armistice from (i) communicating privately with the Board or any of the Company's officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with stockholders of the Company and others in a manner that does not otherwise violate this Section 3 or Section 4(b), or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over Armistice. Nothing in this Section 3 or elsewhere in this Agreement shall be deemed to, in any manner, restrict any director's ability to act consistently with his or her fiduciary duties as a director of the Company.

As used in this Agreement, the following terms shall have the following meanings: (i) "**Affiliate**" has the meaning set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement, (ii) "**Associate**" has the meaning set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become Associates of any Person subsequent to the date of this Agreement, (iii) "**Person**" shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure, (iv) "**Third Party**" means any Person that is not Armistice or an Affiliate of an Associate of Armistice, and (v) "**Voting Securities**" means the shares of Common Stock and any other securities of the Company entitled to vote generally in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

4.   Additional Agreements.

(a)   Until the Termination Date, each party covenants and agrees that it will not institute, solicit, assist, opt into, or join (or threaten to do so) any litigation, action, complaint, arbitration or other proceeding against or involving the other party or any of its current former or future directors, officers, employees, stockholders or Affiliates (including derivative actions, direct class actions or otherwise), to assert any claims against the other party or any of its current or former or future directors, officers, employees, stockholders or Affiliates arising out of any facts known by such party as of the Effective Date; provided that this Section 4(a) shall not prohibit any claim with respect to the enforcement of or a breach of this Agreement.

(b)   Armistice and the Company agree that for a period of two (2) years following the Effective Date, neither it nor they, nor any of their respective employees, directors, managers or representatives, shall, and shall cause each of their respective employees, directors, managers or representatives not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, or constitute an ad hominem attack on, or otherwise disparages, defames or damages the reputation or good name of (i) in the case of Armistice, any of the Company's independent directors as of the date hereof, including the Resigning Directors, and (ii) in the case of the Company, Armistice or any Armistice Affiliate. Notwithstanding the above, nothing in this Agreement shall prohibit any party from making any statement or disclosure required under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant party thereto) or stock exchange regulations; provided, however, that, unless prohibited under applicable law, such party must provide written notice to the applicable other party at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or stock exchange regulations that would otherwise be prohibited by the provisions of this Agreement, and reasonably consider any comments of such other party. The limitations set forth above shall not prevent any party from responding to any public statement made by the other party of the nature described above, if such statement by the other party was made in breach of this Agreement.

(c) The Company agrees to have each of a proposal for "say-on-pay" and frequency of "say-on-pay" to be put before shareholders of the Company at the 2022 Annual Meeting.

5. <u>Representations and Covenants.</u>

(a) <u>Representations and Covenants of Armistice</u>. Armistice represents, warrants to and agrees with the Company, as follows: (i) Armistice is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) Armistice has the requisite power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, (iii) this Agreement has been duly and validly authorized, executed and delivered by Armistice, and constitutes a valid and binding obligation and agreement of Armistice and is enforceable against Armistice in accordance with its terms, (iv) Armistice, together with the Armistice Affiliates, beneficially owns, directly or indirectly, an aggregate of 49,412,442 shares of Common Stock and such shares of Common Stock constitute all of the Common Stock, directly or indirectly, beneficially owned by Armistice and the Armistice Affiliates or in which Armistice or the Armistice Affiliates have any interest or right to acquire, whether through derivative securities, voting agreements or otherwise, and (v) Armistice and its Affiliates shall inform each party with shared voting or dispositive power over such securities of the terms of this Agreement.

(b) <u>Representations and Covenants of the Company</u>. The Company represents and warrants to Armistice that (i) the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) the Company has the requisite corporate power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (iii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

6. <u>Public Announcements</u>. The parties shall make the following public announcements and/or filings with the SEC:

(a) As soon as practicable after the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K (the "**Form 8-K**") reporting the execution and delivery of this Agreement and appending a copy of this Agreement as an Exhibit thereto or shall include such required disclosure in its Form 10-Q for the period ended September 30, 2021 (the "**Q3 Form 10-Q**"). The Company hereby agrees to provide Armistice with a reasonable opportunity to review and comment on the Form 8-K or required disclosure in the Q3 Form 10-Q and to consider in good faith any such comments by Armistice.

(b)   Within forty-eight (48) hours following the Effective Date, Armistice shall file an amendment to its Schedule 13D (the "**13D Amendment**") with respect to the Company, reporting the execution and delivery of this Agreement and amending the applicable items of its Schedule 13D to conform to the obligations hereunder. Armistice hereby agrees to provide the Company with a reasonable opportunity to review and comment on the 13D Amendment and to consider in good faith any such comments by the Company.

7.   Miscellaneous. The parties agree that irreparable damage could occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage may not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the state of Delaware (collectively, the "**Chosen Courts**"), in addition to any other remedies at law or in equity, and each party agrees it will not take any action, directly or indirectly, in opposition to another party seeking relief. Each of the parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief. Furthermore, each of the parties hereto (a) consents to submit itself to the Chosen Courts in the event any dispute arises out of or relating to this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts, (c) agrees that it shall not bring any action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

EACH OF THE PARTIES HERETO WAIVES TO THE FULLEST EXTENT OF THE LAW ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM ARISING OUT OF THIS AGREEMENT.

8.   Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may be amended only by an agreement in writing executed by the parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof,

nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

9.   Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) delivered in person or sent by overnight courier, when actually received during normal business hours at the address specified in this subsection, or (b) if given by e-mail, when such e-mail is transmitted to the e-mail address set forth below and the appropriate confirmation is received:

if to the Company, to: Avalo Therapeutics, Inc.

540 Gaither Road, Suite 400
Rockville, Maryland 20850
Attention: Michael Cola

With copies (which shall not constitute notice pursuant to this Section 9) to:

Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036
Attention: Lawrence S. Elbaum
E-mail: lelbaum@velaw.com

Attention: C. Patrick Gadson
E-mail: pgadson@velaw.com

if to Armistice, to: Armistice Capital, LLC

510 Madison Avenue, 7th Floor
New York, NY 10022
Attention: Steven Boyd

With a copy (which shall not constitute notice pursuant to this Section 9) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Andrew Freedman, Esq.
E-mail: afreedman@olshanlaw.com

10.   Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

11.   Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by facsimile or electronic mail transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

12.   No Third-Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the parties hereto and is not binding upon or enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

13.   Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "will" shall be construed to have the same meaning as the word "shall." The words "dates hereof" will refer to the date of this Agreement. The word "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Avalo Therapeutics, Inc.

By: *Michael Cola*

Name: Michael Cola

Title: CEO

Armistice Capital, LLC

By:

Name: Steven Boyd
Title: Managing Member